UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

SUPER MICRO COMPUTER, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-33383
(State or other jurisdiction of incorporation)	(Commission File Number)

980 Rock Avenue, San Jose, California	95131
(Address of principal executive offices)	(Zip Code)

David Weigand, Senior Vice President, Chief Financial Officer, telephone: (408) 503-8000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____________.

Section 1 - Conflict Minerals Disclosure
Items 1.01 Conflict Minerals Disclosure and Report

Reasonable Country of Origin Inquiry:

Brief description of inquiry:

An analysis of products of Super Micro Computer, Inc. ("Supermicro," "we," or “our”) was performed, on the basis of which we concluded that certain products contain one or more of the “conflict minerals” (defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) to currently include columbite-tantalite, cassiterite, wolframite and gold and their derivatives, and also known as 3TG), which are necessary to their functionality or production. Therefore, the products that we manufacture or contract to manufacture are subject to the reporting obligations of Rule 13p-1 under the Securities Exchange Act of 1934, as amended. To satisfy the reasonable country of origin inquiry ("RCOI") requirement of the Conflict Minerals Rule adopted by the Securities and Exchange Commission (the “SEC”) under the Act, we have, in good faith, surveyed our suppliers using the Responsible Minerals Initiative (“RMI”) Conflict Minerals Reporting Template (“CMRT”) and used RCOI information provided by the RMI. These methods help determine whether any of the subject minerals that are not from recycled or scrap sources originated in the Covered Countries, which include the Democratic Republic of the Congo (the “DRC”) or an adjoining country, as defined in Section 1502(e)(1) of the Act.

We have documented the outcome of the RCOI and our analysis of the supplier responses, and the scoping of our products and suppliers, for our internal record keeping purposes.

Results of inquiry:

As of the date of this filing, and as in prior reporting years, we cannot ascertain the source mine and country of origin of all of the above defined minerals which are included in the functionality or production of our products. Additionally, a substantial number of our suppliers either report sourcing from the DRC or an adjoining country, or report use of a smelter located in one or more of these countries. Therefore, we proceeded to exercise due diligence on the source and chain of custody of conflict minerals, as described in the Conflict Minerals Report included as Exhibit 1.01 to this Form SD.

Due Diligence on the Source and Chain of Custody of Our Conflict Minerals:

Our due diligence measures have been designed to conform, in all material respects, with the framework in the Organization for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict Affected and High-Risk Areas (the "OECD Guidance"). We have communicated our conflict mineral policy to our suppliers and customers and implemented due diligence procedures to collect additional information from new and existing suppliers. We have a policy statement covering conflict minerals to best communicate expectations to suppliers.

This Form SD and the Conflict Minerals Report, filed as Exhibit 1.01 hereto, are publicly available at
https://ir.supermicro.com/financials/sec-filings/default.aspx.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 3 - Exhibits
Item 3.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 -- Conflict Minerals Report for the calendar year ended December 31, 2023 as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUPER MICRO COMPUTER, INC.

By:	/s/ David Weigand	Date: May 24, 2024
Senior Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.